UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CONFIDENTIAL

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69910

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Angel Pond Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 E. 85th Street. 30 FL
(No. and Street)

New York City	N.Y.	10028
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

06/23/04	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Angel Pond Capital LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: J. Clarke Gray

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANGEL POND CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2025
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
CONFIDENTIAL TREATMENT REQUESTED

ANGEL POND CAPITAL LLC
CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Angel Pond Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Angel Pond Capital LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Angel Pond Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Angel Pond Capital LLC management. Our responsibility is to express an opinion on Angel Pond Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Angel Pond Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Angel Pond Capital LLC's financial statements. The supplemental information is the responsibility of Angel Pond Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Exemptive Provision

Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Angel Pond Capital LLC's auditor since 2022.

Maitland, Florida

April 1, 2026

ANGEL POND CAPITAL LLC
Statement of Financial Condition
December 31, 2025

ASSETS:

Cash and cash equivalents	$	139,840
Other assets		10,256
TOTAL ASSETS	$	150,096

LIABILITIES and MEMBER'S EQUITY

Accounts payable	$	6,692
Due to Puissance Capital Management LP		102,773
Total Liabilities		109,465
Member's Equity		40,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	150,096

3

ANGEL POND CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2025

REVENUE

Interest	$	8,094
Total revenue		8,094

EXPENSES

Professional fees		72,592
Office expenses		68,993
Travel and entertainment		37,949
Regulatory		7,105
IT, data and telecom		3,109
Total expenses		189,748
Net loss	$	(181,654)

The accompanying notes are an integral part of these financial statements

ANGEL POND CAPITAL LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at January 1, 2025	$	122,285
Member contribution		100,000
Net loss		(181,654)
Balance at December 31, 2025	$	40,631

The accompanying notes are an integral part of these financial statements

ANGEL POND CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:	
Net loss	$ (181,654)
Adjustments to reconcile net loss to net cash used in operations:	
Increase in due to Puissance Capital Management LP	112,281
Decrease in accounts payable	(1,200)
Net cash used in operating activities	(70,573)
Cash flows provided by financing activities:	
Member contribution	100,000
Net cash provided by financing activities	100,000
Net increase in cash	29,427
Cash and cash equivalents at beginning of year	$ 110,413
Cash and cash equivalents at end of year	$ 139,840

Supplemental cash flow information:

There was $0 paid for interest and $0 paid for taxes during the year.

The accompanying notes are an integral part of these financial statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Angel Pond Capital, LLC ("the Company", "the LLC", "or "APC") was organized in Delaware on September 23, 2014 under the name Puissance Financial Group LLC, subsequently changed to APC on June 23, 2017. The Company commenced operations as a broker/dealer on June 6, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its private placement and corporate finance business.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 however the Company is relying on Footnote 74 of SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to advisory fees and advising clients on capital raising as well as the private raising of capital. However, the Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time;

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Revenue Recognition(continued)</u>

when to recognize revenue based on the appropriate measure of the Company's progress under the contract; rewards of ownership have been transferred to/from the customer and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For certain contracts, fees are received at regular intervals and are recognized as revenue at the time they relate specifically to performance obligations satisfied in that period. Fees received that do not relate to specific services are reflected as contract liabilities. At December 31, 2025, there were no open contracts or any contract liabilities required to be recorded by the Company.

Transactions in investment securities are recorded on a trade date basis and are valued at fair value with the resulting realized gains on investments reflected in the statement of operations.

<u>Cash and Cash Equivalents</u>

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess if FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025, the Company had no uninsured balances.

<u>Accounts Receivable</u>

Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. Management of the Company determined that at December 31, 2025, an allowance for doubtful accounts was not necessary. The Company had outstanding accounts receivable of $0 and $0 at December 31, 2025 and 2024 respectively.

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC). At December 31, 2025, the cash balance was below the FDIC limit by $148,806.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's related party lease obligations are deemed to be short term.

Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company has identified fees receivables as impacted by ASC 326.

Note 2 - **Net Capital Requirements**

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's percentage of aggregate indebtedness to net capital was 369.79% at December 31, 2025. At December 31, 2025, the Company had net capital of $29,602 which was $22,304 in excess of its net capital requirement of $7,298.

Note 3 - **Income Taxes**

As a limited liability company with one member, the Company is considered to be a

Note 3 - Income Taxes(continued)

disregarded entity for tax reporting purposes and is this not subject to Federal, state, or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025. However, revenue earned from clients of the Company headquartered in New York City subjects the Company to New York City Unincorporated Business Tax ("NYCUBT"). However, the Member of the Company reports any income derived from New York City source income that may be subject to NYCUBT on his personal tax return.

The Company applies the provisions of ASC Topic 740 *"Income Taxes"* as they related to uncertain tax positions. Management is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - Securities Investor Protection Corporation

APC is a member of SIPC and as such is required to pay its annual assessment and subject itself to an annual audit. For the year ended December 31, 2025, the Company's annual assessment is $0.

Note 5 - Related Party Transactions

As of December 1, 2019, the Company entered into an amended expense sharing agreement (the "Agreement") with Puissance Capital Management LP, an affiliate of the Company, which is under common ownership. Pursuant to the terms of the Agreement all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Note 5 - <u>**Related Party Transactions(continued)**</u>

All other expenses related to the business of the Company pursuant to the Agreement including expenses paid by Puissance Capital Management LP, will be reimbursed by the Company. Expenses paid by Puissance Capital Management LP amounted to $182,902 of expenses for the year ended December 31, 2025 . There was $102,773 still due for these expenses to the affiliate at December 31, 2025.

The Agreement may be terminated by Puissance Capital Management LP for any reason upon written notice to the Company.

Note 6 - <u>**Fair Value Measurements**</u>

Fair value is defined under Accounting Standards Codification ("ASC") 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy in ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Note 6 -   **Fair Value Measurements (continued)**

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measurement in its entirety.

The following table sets forth, by level within the fair value hierarchy, the Company's assets at fair value as of December 31, 2025:

Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Level 4
Money Market Funds	$38,646	$0	$0	$0

There were no transfers between levels 1, 2, and 3 for the year ended December 31, 2025.

Note 7 -   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies. The Company derived 100% of its revenue from interest income in 2025.

Note 8 -   **Commitments and Contingencies**

In the normal course of its operations, the Company entered into a contract and agreement with a financial institution that contains indemnifications and warranties. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to this contract and expects the risk of loss to be remote.

There are no commitments or contingencies at December 31, 2025.

Note 9 - <u>Company Condition</u>

The Company had a loss of $181,654 for the year ended December 31, 2025, and has received capital contributions from its member for working capital. The Company's member has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanying financials statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

Note 10 - <u>Subsequent Events</u>

Management has evaluated subsequent events through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.

ANGEL POND CAPITAL LLC

Supplemental Information
Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities And Exchange Commission
December 31, 2025

Computation of Net Capital

Total member's equity qualified for net capital	$	40,631
Total deductions for non-allowable assets:		
Other assets		10,256
Net capital before haircuts on securities		30,375
Haircuts on securities		773
Net Capital	$	29,602
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	7,298
Net capital in excess of minimum requirement	$	22,304
Aggregate indebtedness	$	109,465
Percentage of aggregate indebtedness to net capital		369.79%
Net Capital as reported in unaudited Form X-17A-5 Part II filing	$	27,966
Haircut on money market funds		(773)
Increased interest income		2,502
Other		(93)
Net Capital as revised and reflected above	$	29,602

ANGEL POND CAPITAL LLC
Supplemental Information
Schedule II
Exemptive Provisions Under Rule 15c3-3
Of the Securities And Exchange Commission
December 31, 2025

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, however the Company does not hold customer funds or securities as of December 31, 2025.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Angel Pond Capital LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemptive provisions of SEC Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Angel Pond Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C F R § 240.17a-5 because the Company limits its business activities exclusively to advisory fees from advising clients on capital raising and the private placement of the capital. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Angel Pond Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Angel Pond Capital LLC's compliance with the provision of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C F R § 240 17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 1, 2026

ANGEL POND CAPITAL LLC

Management Statement Regarding Compliance with the Exemptive Provisions of SEC Rule 15c3-3

Angel Pond Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory fees from advising clients on capital raising and the private placement of the capital and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Clarke Gray, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

J. Clarke Gray, CFO

January 21, 2026